Exhibit A

Ceragon Selected to Provide Connectivity to Remote
Indonesian Islands and Regions

The expansive government project stipulates Universal Service
Obligation to cover every resident

Little Falls, New Jersey, September 20, 2021 - Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that it has secured a multi-million-dollar contract to design and supply a microwave network in Indonesia as part of an ambitious government project to provide Internet and telecom access to rural areas in the country, including schools, government offices, and hospitals. In this project, Ceragon is the primary vendor selected to provide the wireless transmission solutions for the 4G LTE access network, including design and project management services.

With 16,056 islands, extreme humidity that ranges between 70-90%, heavy rainfall, and climbing cases of Covid-19, the project poses a challenge for Indonesia in the achievement of its Universal Service Obligation goal. Ceragon’s solutions and services will help finish the project on time.

Ceragon’s all-outdoor microwave solutions, based on the IP-20 platform, will contribute to cost savings on site construction thanks to their small footprint and minimum power consumption. Its Advance Space Diversity (ASD) solution will optimize the tower load in addition to saving overall logistic costs and speeding up the construction schedule. Ceragon’s ASD solution requires fewer total antennas compared to other providers, creating a competitive advantage for both Ceragon and its customers.

Doron Arazi, CEO of Ceragon Networks, commented: “We are very excited to participate in projects that are aligned with our vision to enable equal digital opportunities to all citizens of the world. As governments around the world intensify rural digitization, our all-outdoor high performance, low Total Cost of Ownership (TCO) products and our expertise in providing full turnkey solutions position us as a leading vendor to win such projects. We have a strong presence in Indonesia, including long-term experience deploying our solutions in the country. I believe it is our reputed high-value technology, designed to save costs which is critical in such projects, that has differentiated us from our competition.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the continuing impact  of components shortage due to the global shortage in semiconductors and chipsets, which could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com